EXHIBIT 99.1

Annex A to Form 4 of Mr. Robert B. McKeon

	Mr. McKeon is one of the two managing members of Veritas Capital Management, L.L.C. ("Veritas L.L.C.").
Veritas L.L.C. is the sole general partner of The
Veritas Capital Fund, L.P. ("Veritas L.P."), which owns
86.7% of the membership interests of IDT Holding, L.L.C. ("IDT Holding").

	On November 4, 2003, pursuant to an agreement and plan of merger (the "Merger Agreement") among Integrated Defense Technologies, Inc. (the "Company"),
DRS Technologies, Inc. ("DRS") and MMC3 Corporation, a wholly-owned subsidiary of DRS ("Merger Sub"), Merger
Sub merged with and into the Company, with the Company surviving the merger (the "Merger"). Pursuant to the Merger Agreement, each stockholder of the Company was entitled to receive, for each share of common stock of the Company held, (i) $12.25 in cash, and (ii) 0.2027 shares of DRS common stock (the "Merger
Consideration"). Holders of the Company's common stock were entitled to receive $24.25 per share of DRS common stock in lieu of fractional shares thereof.

	Immediately prior to the consummation of the Merger, IDT Holding (i) was the owner of approximately
55.1% (or 11,750,992 shares) of the Company's issued and outstanding common stock and (ii) assigned all of its rights to receive its portion of the Merger
Consideration to its holders of Class A membership interests and Class B membership interests, all of which were vested at the consummation of the Merger, pro rata in accordance with their membership interests.
As a result of the assignment, Veritas L.P. was entitled to be paid Merger Consideration with respect to such interests consisting of $123,055,773 and 2,065,734 shares of DRS common stock.